                   [New North Penn Bancorp, Inc. Letterhead]


                                 August 8, 2007



U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

         Re:      New North Penn Bancorp, Inc.
                  Registration Statement on Form SB-2
                  Request for Acceleration of Effectiveness
                  File No. 333-143601

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, New North Penn Bancorp, Inc. (the "Company") hereby requests that said Registration Statement on Form SB-2 be declared effective on August 10, 2007, at 4:30 p.m. or as soon thereafter as practicable.

         Furthermore, the Company hereby acknowledges that:

             o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

             o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

             o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

         If you have any questions regarding this request, please telephone Joseph J. Bradley or Aaron M. Kaslow of Muldoon Murphy & Aguggia LLP at 202.362.0840.

                                           Very truly yours,

                                           NEW NORTH PENN BANCORP, INC.

                                           /s/ Frederick L. Hickman

                                           Frederick L. Hickman
                                           President and Chief Executive Officer


cc:  Michael Clampitt, Securities and Exchange Commission

                     [STIFEL, NICOLAUS & COMPANY LETTERHEAD]




                                 August 8, 2007


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

         Re:      New North Penn Bancorp, Inc.
                  Registration Statement on Form SB-2
                  Request for Acceleration of Effectiveness
                  File No. 333-143601

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join New North Penn Bancorp, Inc. (the "Company") in requesting that the Company's above-referenced Registration Statement on Form SB-2, as amended, be accelerated so that it will become effective on August 10, 2007 at 4:30 p.m., or as soon thereafter as practicable.


                                      Very truly yours,



                                      /s/ Michael Rasmussen
                                      ------------------------------------
                                      name:   Michael Rasmussen
                                      title:  Managing Director